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MAY 3 0 2012

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53291

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/11 (MM/DD/YY) AND ENDING 03/31/12 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: RIDGEWAY & CONGER, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2123 MAIN STREET
(No. and Street)

NEW WOODSTOCK	NY	13122
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

LEIGH GARBER (315) 662-7450
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

BRACE & ASSOCIATES, PLLC
(Name – *if individual, state last, first, middle name*)

PMB 335, 123 NASHUA RD, UNIT 17	LONDONDERRY	NH	03053
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY



**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, LEIGH GARBER, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of RIDGEWAY & CONGER, INC., as of MARCH 31, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

KRISTY LYNNE SPRINGER
NOTARY PUBLIC-STATE OF NEW YORK
No. 01SP6190946
Qualified In Albany County
My Commission Expires August 04, 2012

Signature

PRESIDENT
Title

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

RIDGEWAY & CONGER, INC.

FINANCIAL STATEMENTS

MARCH 31, 2012

BRACE & ASSOCIATES, PLLC
Certified Public Accountant

PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report

To the Board of Directors of
Ridgeway & Conger, Inc.
New Woodstock, NY

I have audited the accompanying statement of financial condition of Ridgeway & Conger, Inc. (the Company) as of March 31, 2012 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Ridgeway & Conger, Inc. as of March 31, 2012, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III, and IV, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 21, 2012

RIDGEWAY CONGER, INC.

STATEMENT OF FINANCIAL CONDITION

MARCH 31, 2012

ASSETS

Cash and cash equivalents	$ 510,757
Deposits with clearing organizations	50,081
Receivable from mutual funds and clearing organization	79,793
Receivable from noncustomers	18,748
Due from affiliates	20,663
Investments in affiliates	282,140
Marketable securities, at fair value	905
Furniture, equipment,leasehold improvements and land, at cost less, accumulated depreciation of $104,148	112,747
Prepaid expenses and other assets	84,725
Total Assets	$ 1,160,559

LIABILITIES AND STOCKHOLDER'S EQUITY

Accounts payable, accrued expenses, and other liabilities	$ 49,126
Bank loans payable	23,593
Income taxes payable	41,434
Total Liabilities	114,153
Stockholder's Equity	
Common stock, no par value, shares authorized 200; 100 issued and outstanding shares	60,000
Additional paid-in-capital	744,200
Retained earnings	242,206
Total Stockholder's Equity	1,046,406
Total Stockholder's Equity and Liabilities	$ 1,160,559

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF INCOME(LOSS)

FOR THE YEAR ENDED MARCH 31, 2012

Revenues:	
Commissions	$ 3,139,552
Fee income	1,831,174
Interest and dividends	6,806
Other income	272,026
Net investment profit	2,277,895
	7,527,453
Expenses:	
Employee compensation and benefits	6,058,893
Communications and clearing costs	318,921
Occupancy	148,104
Taxes, other than income taxes	76,986
Other expenses	821,167
	7,424,071
Income (Loss) Before Income Taxes	103,382
Provision for Income Taxes	21,000
Net Income (Loss)	$ 82,382

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY

FOR THE YEAR ENDED MARCH 31, 2012

	Common Stock	Additional Paid-In Capital	Retained Earnings	Total
Balance at beginning of the year	$ 60,000	$ 644,300	$ 222,824	$ 927,124
Net Income (Loss)			82,382	82,382
Dividends distributed			(63,000)	(63,000)
Capital contributions		99,900		99,900
Balance at end of the year	$ 60,000	$ 744,200	$ 242,206	$ 1,046,406

The accompanying notes are an integral part of these financial statements.

RIDGEWAY CONGER, INC.

STATEMENT OF CASH FLOWS

FOR THE YEAR ENDED MARCH 31, 2012

Cash flows from operating activities:		
Net income (loss)		$ 82,382
Adjustments to reconcile net income (loss) to net cash provided by operating activities		
Depreciation	$ 29,703	
Unrealized gain on marketable securities	(104)	
(Increase) decrease in operating assets:		
Decrease in receivable from mutual funds and clearing organization	130,337	
Increase in due from affiliates	(17,302)	
Increase in deposits with clearing organizations	(3)	
Increase in prepaid expenses and other assets	(17,524)	
Increase (decrease) in operating liabilites:		
Increase in bank loans payable	1,033	
Decrease in accounts payable, accrued expenses	(58,168)	
Increase in income taxes payable	7,436	
Total adjustments		75,408
Net cash provided (used) by operating activities		157,790
Cash flows from investing activities		
Capital contributions		99,900
Dividends distributed		(63,000)
Investments in affiliates		(89,449)
Purchase of furniture, equipment,leasehold improvements & land		(29,767)
Net cash provided (used) by investing activities		(82,316)
Cash flows from financing activities		
Payments on bank loan	(4,700)	
Advances from bank loan	2,260	(2,440)
Net increase in cash		73,034
Cash at beginning of the year		437,723
Cash at end of the year		$ 510,757

SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION

Cash paid during the year for:	
Interest payments	$ 42,597
Income tax payments	$ 13,565

The accompanying notes are an integral part of these financial statements.

RIDGEWAY & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS

MARCH 31, 2012

NOTE 1- SIGNIFICANT ACCOUNTING POLICIES

Organization and Nature of Business
The Company was incorporated in New York on February 1, 2001. It serves as a broker/dealer in securities registered with the Securities and Exchange Commission (SEC) and is a member of the Financial Industry Regulatory Authority (FINRA).

Fixed Assets
Furniture, equipment and leasehold improvements are recorded at cost. Repairs and maintenance charges are expensed as incurred. Depreciation is computed using accelerated methods for financial reporting and income tax purposes over their estimated useful lives ranging from 5 to 39 years. Depreciation expense for 2012 is $29,703.

Use of Estimates
The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amount of assets and liabilities as of the date of the financial statements, and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions
Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management. These securities include investment securities (a) for which there is not a market on a securities exchange or no independent publicly quoted market, (b) that cannot be publicly offered or sold unless registration has been effected under the Securities Act of 1933, or (c) that cannot be offered or sold because of other arrangements, restrictions, or conditions applicable to the securities or to the Company.

Allowance for Bad Debts
The Company considers accounts receivable to be fully collectible; accordingly, no allowance for doubtful accounts is required.

Compensated Absences
Employees of the Company are entitled to paid vacation, sick and personal days depending on job classification, length of service, and other factors. Future compensation is prorated based upon employment for the upcoming year. It is impractical to estimate the amount of compensation for future absences, and accordingly, no liability has been recorded in the accompanying financial statements. The Company's policy is to recognize the costs of compensated absences when actually paid to employees.

Clearing Agreements
All company customer transactions are cleared on a fully disclosed basis through independent broker/dealers. The clients pay these broker/dealers various charges and fees for the clearing services provided. All customer related balances are carried on the books of the clearing agents.

Cash and Cash Equivalents
For purposes of the statement of cash flows, the Company considers all money markets and highly liquid debt instruments with a maturity of three months or less to be cash equivalents.

Management's Review for Subsequent Events
Management had evaluated subsequent events through May 21, 2012, the date which the financial statements were available to be issued.

NOTE 2- NET CAPITAL

As a broker dealer, the Company is subject to the Securities and Exchange Commission's regulations and operating guidelines, which require the Company to maintain a specified amount of net capital as defined, and a ratio of aggregate indebtedness to net capital as derived, not exceeding 15 to 1. The Company's net capital as computed under 15c3-1, was $519,378 at March 31, 2012, which exceeded required net capital of $100,000 by $419,378. The ratio of aggregate indebtedness to net capital at March 31, 2012 was 22.0%.

NOTE 3- TAXES ON INCOME

Taxes on income consist of the following:

	Federal	State	Total
Current	$15,000	$ 6,000	$ 21,000
Deferred	0	0	0
	$ 15,000	$ 6,000	$21,000

Deferred income taxes arise from temporary differences resulting from income and expense items reported for financial accounting and tax purposes in different periods. Deferred tax assets are recorded to reflect deductible temporary differences and operating loss carryforwards while deferred tax liabilities are recorded to reflect taxable temporary differences.

The Company adopted the accounting pronouncement dealing with uncertain tax positions, as of April 1, 2010. Upon adoption of this accounting pronouncement, the Company had no unrecognized tax benefits. Furthermore, the Company had no unrecognized tax benefits as of March 31, 2012.

RIDGEWAY & CONGER, INC.

NOTES TO FINANCIAL STATEMENTS (Continued)

MARCH 31, 2012

NOTE 4- CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with counterparties. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company's customer securities activities are transacted on either a cash or margin basis. In margin transactions, Legent Clearing Corporation (Legent), the clearing broker/dealer, extends credit to the customer subject to various regulatory and internal margin requirements, collateralized by cash and securities in the customer's account. The Company is responsible for the failure of a customer to comply with the terms of its margin agreement with Legent. The Company is also responsible for monitoring required margin levels and collecting additional margin deposits when necessary to comply with regulatory and Legent's internal margin requirements.

NOTE 5- RELATED PARTY TRANSACTIONS

The Company leases office facilities from its owner on a month-to-month basis at $12,000 per month. Part of the lease is paid by the company's wholly owned subsidiary Ridgeway & Conger Advisory Services and is used to offset the rental expense for the company. Ridgeway & Conger Advisory Services paid $35,400 to the company during the year ended March 31, 2012. Rent expense was $106,700 for the year ended March 31, 2012.

NOTE 6- CASH DEPOSITED WITH CLEARING ORGANIZATION

The Company is required by Legent to maintain an escrow account in the amount of $25,000. If the agreement between the Company an Legent is terminated for any reason, Legent may deduct from the escrow account any amounts the Company owes Legent due to failure to meet any of its obligations under the agreement.

NOTE 7 - BANK LOANS PAYABLE

The Company has line of credit open with its bank. The balance as of March 31, 2012 was $22,560 with an interest rate of 5.75%.

The Company has a cash reserve account to cover any overdrafts in its checking account. The company had $1,033 of overdrafts as of March 31, 2012.

NOTE 8- COMMITMENTS AND CONTINGENCIES

The Company received notice in May 2011 that a lawsuit has been filed against one of its registered representatives for breach of contract. The management feels the claim has no merit and intends to vigorously defend the representative if the case is not dismissed.
This case was dismissed by the court subsequent to the date of the financials.

The Company is also involved in two FINRA arbitration cases as of March 31, 2012. The first case seeks damages in the amount of $100,000 for excessive commissions. The management denies the allegations and intends to vigorously defend itself if the matter is not resolved through mediation.

The second case seeks damages in the amount of $650,000 for trading losses. The management feels the claim has no merit and intends to vigorously defend itself if the case is not settled in arbitration.

Both cases are in the early stages of arbitration and no date for mediation has been set, therefore the ultimate outcome cannot presently be determined. However, in management's opinion, the likelihood of a material adverse outcome is remote. Accordingly, adjustments, if any that might result from the resolution of these matters have not been reflected in the financial statements.

RIDGEWAY & CONGER, INC.

SUPPLEMENTARY SCHEDULES

FOR THE YEAR ENDED MARCH 31, 2012

RIDGEWAY CONGER, INC.

SCHEDULE I

COMPUTATION OF AGGREGATE INDEBTEDNESS AND NET CAPITAL PURSUANT TO RULE 15c3-1

MARCH 31, 2012

Total ownership equity from statement of financial condition	$ 1,046,406
Total nonallowable assets from statement of financial condition	(519,023)
Net capital before haircuts on securities positions	527,383
Haircuts on securities	(8,005)
Net capital	$ 519,378
Aggregate indebtedness:	
Total A.I. liabilities from statement of financial condition	$ 114,153
Total aggregate indebtedness	$ 114,153
Percentage of aggregate indebtedness to net capital	22.0%
Computation of basic net capital requirement:	
Minimum net capital required (6-2/3% of A.I.)	$ 7,610
Minimum dollar net capital requirement of reporting broker or dealer	$ 100,000
Net capital requirement	$ 100,000
Excess net capital	$ 419,378

There were no material differences between the audited and unaudited computation of net capital.

SCHEDULE II

RIDGEWAY & CONGER, INC.

INFORMATION RELATING TO POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

MARCH 31, 2012

The Company had no items reportable as customers' fully paid securities: (1) not in the Company's possession or control as of the audit date (for which instructions to reduce to possession or control had been issued as of the audit date) but for which the required action was not taken by the Company within the time frames specified under Rule 15c3-3 or (2) for which instructions to reduce to possession or control had not been issued as of the audit date, excluding items arising from "temporary lags which result from normal business operations" as permitted under Rule 15c3-3.

SCHEDULE III

RIDGEWAY & CONGER, INC.

SCHEDULE OF SEGREGATION REQUIREMENTS AND FUNDS IN SEGREGATION FOR CUSTOMERS' REGULATED COMMODITY FUTURES AND OPTION ACCOUNTS

MARCH 31, 2012

The Company claims exemption from the segregation requirements of the Commodities Futures Act since it has no commodity customers as the term is defined in Regulation 1.3(k).

SCHEDULE IV

RIDGEWAY & CONGER, INC.

COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS FOR BROKER/DEALER UNDER RULE 15c3-3 OF THE SECURITIES EXCHANGE ACT OF 1934

MARCH 31, 2012

Ridgeway & Conger, Inc., is exempt from the reserve requirements of Rule 15c3-3 (k) (2) (ii) as it is an introducing broker or dealer, clears all transactions with and for customers on a fully disclosed basis with a clearing broker or dealer, and it promptly transmits all customer funds and securities to the clearing broker or dealer which carries all of the accounts of such customers and maintains and preserves such books and records pertaining thereto pursuant to the requirements of SEC Sec. 240.17a-3 and 240.17a-4 of this chapter, as are customarily made and kept by a clearing broker or dealer, accordingly, the computation for determination of reserve requirements pursuant to Rule 15c3-3 and information relating to the possession or control requirement pursuant to Rule 15c3-3 are not applicable.

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Independent Auditor's Report on Internal Control Structure Required by SEC Rule 17a-5

Board of Directors
Ridgeway & Conger, Inc.

In planning and performing my audit of the financial statements and supplemental schedules of Ridgeway & Conger, Inc., (the Company), for the year ended March 31, 2012, I considered its internal control, including control activities for safeguarding securities, in order to determine my auditing procedures for the purpose of expressing my opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), I have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that I considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, I did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

My consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, I noted no matters involving internal control, including control activities for safeguarding securities that I consider to be material weakness as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at March 31, 2012, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the Securities and Exchange Commission, the Financial Industry Regulatory Authority, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

Brace & Associates, PLLC
Certified Public Accountant
Londonderry, New Hampshire
May 21, 2012

RIDGEWAY & CONGER, INC.

SUPPLEMENTAL SIPC REPORT

MARCH 31, 2012

BRACE & ASSOCIATES, PLLC
Certified Public Accountant
PMB 335, 123 NASHUA ROAD, UNIT 17 LONDONDERRY, NH 03053 TEL. (603) 889-4243
FAX (603) 882-7371

Board of Directors
Ridgeway & Conger, Inc.

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, I have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments, Assessment Reconciliation (Form SIPC-7) to the Securities Investor Protection Corporation (SIPC) for the Year Ended March 31, 2012, which were agreed to by Ridgeway & Conger, Inc. and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., and SIPC solely to assist you and the other specified parties in evaluating Ridgeway & Conger, Inc.'s compliance with the applicable instructions of the Assessment Reconciliation (Form SIPC-7). Ridgeway & Conger, Inc.'s management is responsible for the Ridgeway & Conger, Inc.'s compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, I make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures I performed and my findings are as follows:

1) Compared listed assessment payments with respective cash disbursement records entries, noting no differences;
2) Compared amounts included with the amounts reported on the audited Form X-17A-5 for the year ended March 31, 2012 with the amounts reported in the General Assessment Reconciliation (Form SIPC-7) for the year ended March 31, 2012, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting adjustments, noting no differences.

I was not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, I do not express such an opinion. Had I performed additional procedures, other matters might have come to my attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Brace & Associates, PLLC

May 21, 2012

RIDGEWAY & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2012

SCHEDULE OF ASSESSMENT PAYMENTS

General Assessment		**$13,129**
Less Payments Made:		
Date Paid	**Amount**	
10-28-11	**$ 9,557**	
		(9,557)
Interest on late payment(s)		
Total Assessment Balance and Interest Due		**$3,572**
Payment made with Form SIPC 7		**$3,572**

See Accountant's Report

RIDGEWAY & CONGER, INC.
DETERMINATION OF "SIPC NET OPERATING REVENUES"
AND GENERAL ASSESSMENT
FOR THE PERIOD ENDED MARCH 31, 2012

Total revenue	**$ 7,527,453**
Additions:	
Various (list)	
Total additions	**$ 0**
Deductions:	
Revenues from the distribution of shares of a registered open end investment company or unit investment trust, from the sale of variable annuities, the business of insurance, from investment advisory services rendered to registered investment companies or insurance company separate accounts and from transactions in security futures products	**1,410,321**
Revenues from commodity transactions	**0**
Commissions, floor brokerage and clearance paid to other SIPC members in connection with securities transactions	**0**
Net gain from securities in investment accounts	**0**
100% of commissions and markups earned from transactions in certificates of deposit, treasury bills, bankers acceptances or commercial paper that mature nine months or less from issuance date	**0**
Direct expenses of printing advertising and legal fees incurred in Connection with other revenue related to the securities business	**823,114**
Other	**42,597**
Total deductions	**$2,276,032**
SIPC NET OPERATING REVENUES	**$5,251,421**
GENERAL ASSESSMENT @ .0025	**$ 13,129**

See Accountant's Report